Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
CVR Energy, Inc.
We consent to the incorporation by reference in this Registration Statement on Form S-8 of CVR Energy, Inc. of our report dated March 19, 2007 except as to note 1, which is as of October 16, 2007, with respect to the consolidated financial statements of CVR Energy, Inc. (the Registrant), which collectively refers to the consolidated balance sheets as of December 31, 2005 and 2006 of Coffeyville Acquisition LLC and subsidiaries (the Successor), and the related consolidated statements of operations, equity and cash flows for the former Farmland Industries, inc. (Farmland) Petroleum Division and one facility within Farmland’s eight-plant Nitrogen Fertilizer Manufacturing and Marketing Division (collectively, Original Predecessor) for the 62-day period ended March 2, 2004 and for Coffeyville Group holdings, LLC and subsidiaries, excluding Leiber holdings, LLC, as discussed in note 1 to the consolidated financial statements (the Immediate Predecessor) for the 304-day period ended December 31, 2004 and for the 174-day period ended June 23, 2005 and for the Successor for the 233-day period ended December 31, 2005 and for the year ended December 31, 2006, which report is contained in the prospectus, dated October 22, 2007, of CVR Energy, Inc. (the Prospectus) and to the reference to our firm under the headings “Summary Consolidated Financial Information,” “Selected Historical Consolidated Financial Data,” and “Experts” in such Prospectus.
Our report dated March 19, 2007 except as to note 1, which is as of October 16, 2007 contains an explanatory paragraph that states that as discussed in note 1 to the consolidated financial statements, effective March 3, 2004, the Immediate Predecessor acquired the net assets of the Original Predecessor in a business combination accounted for a purchase, and effective June 24, 2005, the Successor acquired the net assets of the Immediate Predecessor in a business combination accounted for as a purchase. As a result of these acquisitions, the consolidated financial statements for the periods after the acquisitions are presented on a different cost basis than that for the periods before the acquisitions and, therefore, are not comparable. Our report dated March 19, 2007 except as to note 1, which is as of October 16, 2007 also contains an emphasis paragraph that states that as discussed in note 3 to the consolidated financial statements, Farmland allocated certain general corporate expense and interest expense to the Original Predecessor for the 62-day period ended March 2, 2004. The allocation of these costs is not necessarily indicative of the costs that would have been incurred if the Predecessor had operated as a stand-alone entity.
/s/ KPMG LLP
Kansas City, Missouri
January 22, 2008